UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAYA HOLDINGS INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock
(Title of Class of Securities)

70434P 111
(CUSIP Number of Class of Securities)

Melinda Doster
General Counsel and Secretary
303 Perimeter Center North, Suite 600
Atlanta, GA 30346
(800) 261-0240
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Sophia Hudson, P.C.
Ana Sempertegui
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$41,807,270.20	$4,561.17

(1) The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Paya Holdings Inc. (the “Company”) is offering holders of a total of 17,714,945 warrants to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), outstanding as of August 11, 2021 the opportunity to exchange such warrants and receive 0.260 shares of Common Stock in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the warrants as reported on The Nasdaq Capital Market (the “Nasdaq”) on August 10, 2021, which was $2.36 per warrant.

(2) The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,205.92	Filing Party: Paya Holdings Inc.
Form or Registration No.: Form S-4	Date Filed: August 13, 2021

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Paya Holdings Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s warrants to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), to receive 0.260 shares of Common Stock in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 13, 2021 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the public warrants (as defined below) (the “consent warrants”) to amend the Warrant Agreement (the “Warrant Amendment”), dated as of November 15, 2018, by and between FinTech Acquisition Corp. III and Continental Stock Transfer & Trust Company, which governs all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.234 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding public warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Paya Holdings Inc. The Company’s principal executive offices are located at 303 Perimeter Center North, Suite 600, Atlanta, GA 30346, and its telephone number at such offices is (800) 261-0240.

(b) Securities. The subject securities are:

•	the warrants that were (i) sold as part of the units in connection with FinTech Acquisition Corp. III’s (“Fintech”) initial public offering consummated on November 20, 2018 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (the “public warrants”) and

•	the warrants that were issued to certain parties in a private placement, in connection with the closing of Fintech’s IPO that have not become public warrants as a result of being transferred to any person other than permitted transferees (the “private placement warrants”).

The public warrants and private placement warrants are referred to collectively as the “warrants.” Each warrant entitles the holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment. As of August 11, 2021, 17,714,945 warrants were outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of August 13, 2021 are listed in the table below.

Name	Position
Aaron Cohen	Chairman of the Board
Jeffrey Hack	Chief Executive Officer and Director
Oni Chukwu	Director
Mike Gordon	Director
Christine Larsen	Director
KJ McConnell	Director
Anna May Trala	Director
Collin Roche	Director
Stuart Yarbrough	Director
Glenn Renzulli	Chief Financial Officer
Darrell Winfield	Chief Information Officer
Melinda Doster	General Counsel, Secretary and Head of Human Resources
Christina Scappa	Head of Operations
Ben Weiner	Chief Strategy Officer
Andrea Kando	Head of Product and Marketing

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Securities” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its Board of Directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters — Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters —Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))
(a)(5)	Press Release, dated August 13, 2021 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-39627) filed by the Company on August 13, 2021).
(b)	Not applicable
(c)	Not applicable
(d)(i)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 8-K (File No. 001-39627) filed by the Company on October 22, 2020).
(d)(ii)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Form 8- K (File No. 001-39627) filed by the Company on October 22, 2020).
(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-240410) filed by FinTech Acquisition Corp. III Parent Corp. on September 21, 2020).
(d)(iv)	Form of Specimen Warrant Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(v)	Warrant Agreement, dated November 15, 2018, among Continental Stock Transfer & Trust Company and FinTech Acquisition Corp. III (incorporated by reference to Exhibit 4.1 of FinTech Acquisition Corp. III’s Current Report on Form 8-K (File No. 001-38744) filed by FinTech Acquisition Corp. III on November 21, 2018).
(d)(vi)	Employment Agreement, dated October 16, 2020, among the Company, Paya, Inc. and Jeffrey Hack (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(vii)	Employment Agreement, dated October 16, 2020, among the Company, Paya, Inc. and Glenn Renzulli (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(viii)	Form of the Company’s Omnibus Incentive Plan (incorporated as Annex B to the definitive Proxy Statement/Prospectus (File No. 333-240410) filed on September 23, 2020).
(d)(ix)	Director Nomination Agreement, dated as of October 16, 2020, by and among the Company, GTCR-Ultra Holdings, LLC, GTCR Fund XI/B LP and GTCR Fund XI/C LP (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K (File No. 001-39627) filed on May 26, 2021).
(d)(x)	Form of Director/Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(xi)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(d)(xii)	Registration Rights Agreement, dated October 16, 2020, between FinTech Acquisition Corp. III Parent Corp., and the investors (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(xiii)	Sponsor Support Agreement, dated August 3, 2020, between the sponsors, FinTech Acquisition Corp. III, as acquirer, GTCR-Ultra Holdings II, LLC, as company, FinTech Acquisition Corp. III Parent Corp., as holdings, GTCR-Ultra Holdings, LLC, as seller, and the key sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(xiv)	Tender and Support Agreement, dated August 13, 2021, by and between the Company and Riverview Group LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAYA HOLDINGS INC.

By:	/s/ Glenn Renzulli
Glenn Renzulli
Chief Financial Officer

Dated: August 13, 2021